SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Hamelacha 5, Netanya 4250407 Israel
(Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Annual and Special General Meeting of Shareholders – Supplemental Information

TAT Technologies Ltd. (the “Company”) hereby provides the following supplemental information in connection with the Special General Meeting of Shareholders of the Company be held on November 4, 2025, at 500 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (the “Meeting”).

Information

The Company hereby announces that it has resolved to withdraw the portion of the proposed amendment to Article XI of the Company’s 2012 Incentive Plan that sought to delete the original provision set forth below, and to reinstate such provision.

The provision that was proposed in the amendment and deleted:

"All grants of Awards, including Incentive Stock Options (“ISOs”), shall be valid and binding upon approval by the Board, without the need for any further approval. For the avoidance of doubt, all ISOs granted under this Plan shall be fully effective as of the date of the relevant Board resolution approving such grants."

The provision reinstated to the Plan:

"Without derogating from the above and in addition thereto, and solely with respect to grants of ISO, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the relevant Board resolution (the “Effective Date”). All and any grants of ISOs to Optionees under the Plan as of the Effective Date shall be subject to the said shareholders’ approval. Failure to obtain such approval by the shareholders within such period shall not in any way derogate from the valid and binding effect of any grant of an Option, except that any Options previously granted under this Plan as Incentive Stock Option may not qualify as an Incentive Stock Option but, rather, shall constitute NQSO. Upon approval of this Plan by the shareholders of the Company as set forth above, all ISOs granted under this Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved this Plan on the Effective Date."

Accordingly, the Company emphasizes that this is the current wording of the relevant portion of Article XI of the Company’s 2012 Incentive Plan, pursuant to which any amendment to the Plan shall also require the approval of the Company’s shareholders.

It is further clarified that all other amendments to the 2012 Incentive Plan, as proposed in the original Company’s Proxy Statement, dated September 29, 2025, shall remain unchanged and will be submitted for shareholders’ approval under item no. 6 on the agenda.

The amended version of the 2012 Incentive Plan, reflecting the reinstated provision described above, is attached hereto as Exhibit A.

General Meeting Information

Further information regarding the proposals on the agenda for the Meeting is included in the Company’s Proxy Statement, dated September 29, 2025, which was mailed to the Company’s shareholders and foiled with the Commission.

Please note that the date and time of the Meeting have not changed, and that you may use the form of proxy card and written ballot previously provided with respect to the Meeting.

The Company shall deem the votes submitted in connection with the Meeting as incorporating the items amended herewith.

If you have already submitted your proxy card or written ballot and wish to revise your vote in view of this announcement, please act in accordance with the instructions set forth under the title "Voting and Proxies" in the Proxy Statement for the Meeting.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: October 20, 2025